Exhibit 99.1

In the District Court of Tel Aviv

Saifun Semiconductors Ltd.
(hereinafter the “Company”)
Public Company No. 51-239733-2
6 Aryeh Regev Str., Sappir Industrial Zone, Netanya 42504, Israel
Tel: 972-9-8928444 Fax: 972-9-8928425
Herein represented by the law offices of Eitan, Mehulal, Pappo, Barath & Co.
of 10 Abba Eban Blvd., Herzlia 46120, Israel
Tel: 972-9-9726000; Fax: 972-9-97260001

Court Order for the Approval of a Merger Arrangement in accordance with Sections 350 and 351 of the Companies Law, 5759-1999 (the "Companies Law") and the Companies Regulations
(Application for Compromise or Arrangement), 5762-2002 (the "Arrangement Regulations"), and
for the Approval of a Distribution in accordance with Section 303 to the Companies Law and the
Companies Regulations (Approval of a Distribution), 5761-2001

In accordance with Regulation 35 of the Arrangement Regulations, the Company hereby announces that further to the applications submitted in connection with the Company on October 25, 2007, December 18, 2007 and January 6, 2008 regarding the approval of the merger arrangement and the distribution (the “Applications”), and pursuant to the court hearing held in connection with the Applications in the District Court of Tel Aviv on January 20, 2008, the honorable court has decided, based on the hearing held in front of it and the publications of the date of the hearing and its contents, as follows:

1.     The District Court validated the merger arrangement, pursuant to the approval by the general meeting as required, and as no objections regarding the fairness of the arrangement were filed as of the court hearing date.

2.     An adequate opportunity to participate in the court hearing and to express their views to the court was provided to all of those who will be entitled to receive securities of Spansion, Inc. (“Spansion”), in accordance with the merger arrangement.

3.     The court has been informed, prior to conducting a hearing on the merger arrangement, that if the court approves the merger arrangement, the courts’ order will serve as the basis for the exemption from the obligation of publishing a disclosure document (prospectus) in the United States in connection with the issuance of Spansion’s securities to holders of Company’s securities in accordance with the merger arrangement, in accordance with the positions expressed by the Securities Exchange Commission in the United States (SEC) that was published, and on the basis of the United States Securities Act of 1933, and in particular Section 3(a)(10) thereof.

4.     In accordance with Sections 350 and 351 to the Companies Law, the honorable court has approved the execution of the merger arrangement, pursuant to which Atlantic Star Merger Sub Ltd. (“Merger Sub”) will merge with and into the Company, and as a result Merger Sub will be liquidated and the Company will be the surviving Company as a wholly-owned subsidiary of Spansion. The merger arrangement will be effective upon the consummation of the transaction in accordance with the terms and conditions set forth in the merger agreement dated October 7, 2007 and the amendment to the merger agreement dated December 12, 2007.

5.     In accordance with Section 303 to the Companies Law, the honorable court approved the distribution to the shareholders of the Company, such that immediately prior to the consummation of the merger the Company shall distribute an aggregate amount of up to US$194,675,733 (but not less then US$189,669,650) in cash to the Company’s shareholders, out of which a distribution of an amount of up to US$144.8 million (but not less then US$139.8 million) does not comply with the profit requirement set forth in Section 303 of the Companies Law.

6.     The court has approved all other actions required in order to complete the merger arrangement.

Best Regards,

Saifun Semiconductors Ltd.